UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-16463
BIG RIDGE, INC. 401(K) PROFIT SHARING PLAN AND TRUST

Full title of the plan
PEABODY ENERGY CORPORATION
701 Market Street, St. Louis, Missouri 63101-1826

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Financial Statements and Supplemental Schedule
Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Defined Contribution Administrative Committee
We have audited the accompanying statements of net assets available for benefits of Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
St. Louis, Missouri
June 26, 2009

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets:
Investments, at fair value:
Investments in mutual funds	$4,321,865	$6,277,087
Investment in common/collective trust	4,398,537	4,513,195
Investment in Peabody Energy Stock Fund	284,822	228,549
Investment in Patriot Coal Stock Fund	—	14,950

Total investments	9,005,224	11,033,781

Receivables:
Employer contributions	29,975	—
Employee contributions	29,975	—

Net assets, at fair value	9,065,174	11,033,781

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	57,503	(34,149)

Net assets available for benefits	$9,122,677	$10,999,632

See accompanying notes.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2008	2007
Additions:
Interest and dividends	$388,806	$516,894
Net realized and unrealized appreciation of investments	—	221,636

Net investment income	388,806	738,530

Contributions:
Employee	1,101,895	887,626
Employer	366,388	304,075
Rollover	66,640	267,473

Total contributions	1,534,923	1,459,174

Total additions	1,923,729	2,197,704

Deductions:
Net realized and unrealized depreciation of investments	(2,618,898)	—
Withdrawals by participants	(1,178,387)	(1,567,635)
Administrative expenses	(3,399)	(5,187)

Total deductions	(3,800,684)	(1,572,822)

Net increase (decrease) in net assets available for benefits	(1,876,955)	624,882
Net assets available for benefits at beginning of year	10,999,632	10,374,750

Net assets available for benefits at end of year	$9,122,677	$10,999,632

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
Years Ended December 31, 2008 and 2007
1. Description of the Plan
The following description of the Big Ridge, Inc. (Big Ridge or the Company) 401(k) Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan’s provisions. Big Ridge is an indirect, wholly-owned subsidiary of Peabody Energy Corporation (Peabody).
General
The Plan is a defined contribution plan and participation in the Plan is voluntary. Employees of Big Ridge who are represented by the International Brotherhood of Boilermakers are eligible for participation on the date of their employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
On October 12, 2007, Peabody’s Board of Directors approved a spin-off of portions of its formerly Eastern United States (U.S.) Mining operations business segment through a dividend of all outstanding shares of Patriot Coal Corporation (Patriot). Prior to the spin-off, Peabody received a private letter ruling from the Internal Revenue Service (IRS) on the tax-free nature of the transaction. Patriot stock was distributed to the Peabody stockholders at a ratio of one share of Patriot stock for every 10 shares of Peabody stock held on the record date of October 22, 2007. Likewise, all Plan participants holding Peabody stock in their accounts at the close of business on the record date received similar pro rata distributions.
Effective July 1, 2007, the non-standardized prototype plan was amended and restated in its entirety and replaced with an individually-designed plan. The primary changes resulting from the Plan restatement were the additions of employee contributions from their monthly Wage Incentive Program (WIP) payment and related employer matching contributions. These changes were effective September 1, 2007, and are discussed in further detail below.
The Plan allows participants to invest in a selection of mutual funds, a common/collective trust and the Peabody Energy Stock Fund. All investments in the Plan are participant-directed.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
Contributions
Each year participants may contribute on a pre-tax basis any whole percentage from 1% to 90% of eligible compensation, as defined in the Plan. Additionally, eligible participants may elect to contribute $125, $150, or $175 of their monthly WIP payment on a pre-tax basis. The Employer makes matching contributions equal to 100% of eligible WIP contributions that participants make to the Plan. Participants may also rollover account balances from other qualified defined benefit or defined contribution plans. The Company, at its discretion, may contribute to the accounts of qualifying participants, as defined in the Plan.
Participants direct the investment of employee and employer discretionary contributions into various investment options offered by the Plan. All contributions are subject to certain limitations as defined by the Plan and the IRS.
In the calendar year that a participant is age 50 or older, and each year thereafter, certain participants are permitted to make catch-up contributions to the Plan. These participants are able to contribute amounts in excess of the maximum otherwise permitted by the Plan and the IRS, subject to certain limitations.
Vesting
Participants are vested immediately in their own contributions, employer discretionary contributions, employer matching contributions, and the actual earnings thereon.
Participant Loans
The Plan does not offer participant loans.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, Employer contributions, and plan earnings. The benefit to which a participant is entitled is the vested balance of the participant’s account.
Payment of Benefits
Participants are eligible for distribution of their entire account balance upon death, disability, or termination of employment. Participants may elect to receive their distribution as a lump-sum payment or transfer their account balance into an individual retirement account or another qualified plan.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
Participants who have attained the age of 59 1/2 have the right to receive a partial or full distribution of their account balance. Withdrawals in cases of hardship and other withdrawals are also permitted, as defined in the Plan.
Plan Termination
The Plan could be terminated through the collective bargaining process, subject to the provisions of ERISA. Participants’ accounts will remain fully vested upon termination of the Plan. Currently, the Company has no intention to terminate the Plan.
Administrative Expenses
All significant administrative expenses of the Plan, including recordkeeping and trustee fees, are paid by the Company. Participants are required to pay for certain miscellaneous transaction fees.
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan are prepared using the accrual method of accounting.
Newly Adopted Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under accounting pronouncements that require or permit fair value measurements, but the standard does not require any new fair value measurements. In February 2008, the FASB amended SFAS No. 157 to exclude leasing transactions and to delay the effective date by one year for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 (January 1, 2008 for the Plan ) and did not have a material impact on the financial statements of the Plan. In October 2008, the FASB issued FSP 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP 157-3), which clarified the application of SFAS No. 157 in an inactive market and demonstrated how the fair value of a financial asset is determined when the market for that financial asset is inactive. FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The adoption of FSP 157-3 did not impact the Plan Sponsor’s determination of fair value for financial assets. See Note 3 for further information and related disclosures regarding the Plan’s valuation methodologies under SFAS No. 157.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Valuation of Investments
SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Sponsor adopted SFAS No. 157 effective January 1, 2008. Although the adoption of SFAS No. 157 did not materially impact the Plan’s financial statements, additional disclosures related to fair value measurements are now required. See Note 3 for additional information.
Fully Benefit-Responsive Investment Contracts
The Vanguard Retirement Savings Trust invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 3); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Securities Transactions
Purchases and sales of securities are recorded on a trade-date basis. Realized gains (losses) are computed based on the average cost of securities sold. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Payment of Benefits
Benefit distributions are recorded when paid.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
3. Fair Value Measurements
As discussed in Note 2, the Plan Sponsor adopted SFAS No. 157 effective January 1, 2008. SFAS No. 157 establishes a three-level fair value hierarchy that categorizes assets and liabilities measured at fair value based on the observability of the inputs utilized in the valuation. These levels include:
Level 1 — inputs are quoted prices in active markets for the identical assets or liabilities;
Level 2 — inputs other than quoted prices included in Level 1 that are directly or indirectly observable through market-corroborated inputs; and
Level 3 — inputs are unobservable, or observable but cannot be market-corroborated, requiring the Plan Sponsor to make assumptions about pricing by market participants.
A financial instrument’s level within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for investments measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy.
Mutual Funds
Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV for these investments is a quoted price in an active market and is classified within Level 1 of the valuation hierarchy.
Common/Collective Trust
Units in the common/collective trust are valued at NAV at year-end. These investments are classified within Level 2 of the valuation hierarchy as the NAV for these investments is a derived price in an active market.
Peabody Energy Stock Fund
The Peabody Energy Stock Fund is valued at its unit closing price (comprised of market price plus uninvested cash position, if any) reported on the active market on which the security is traded and is classified within Level 1 of the valuation hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
The following table presents the financial instruments carried at fair value as of December 31, 2008 by caption on the statement of net assets available for benefits and by SFAS No. 157 valuation hierarchy. The Plan has no assets classified within Level 3 of the valuation hierarchy.

	December 31, 2008
	Level 1	Level 2	Total
Mutual funds	$4,321,865	$—	$4,321,865
Common/collective trust	—	4,398,537	4,398,537
Peabody Energy Stock Fund	284,822	—	284,822

Total assets at fair value	$4,606,687	$4,398,537	$9,005,224

4. Investments
The following table represents the appreciation (depreciation) in fair value, as determined by quoted market prices, of the Plan’s investments, including those purchased, sold or held during the year.

	Years ended December 31,
	2008	2007
Mutual funds	$(2,260,773)	$122,902
Peabody Energy Stock Fund	(348,937)	93,138
Patriot Coal Stock Fund	(9,188)	5,596

	$(2,618,898)	$221,636

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
Investments representing 5% or more of the fair value of the Plan’s net assets were as follows:

	December 31,
	2008		2007
Mutual funds:
Vanguard Total Bond Market Index Fund	$756,579		$689,264
Vanguard 500 Index Fund	571,688		915,762
T. Rowe Price Mid-Cap Growth Fund	557,433		879,800
Vanguard International Growth Fund	491,085		987,459
Harbor Capital Appreciation Fund	434,421	*	700,789

Common/collective trust:
Vanguard Retirement Savings Trust	4,398,537		4,513,195

*	As of December 31, 2008, this investment did not represent 5% or more of the fair value of the Plan’s net assets.
5. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2008	2007
Net assets available for benefits per the financial statements	$9,122,677	$10,999,632
Adjustment from contract value to fair value for fully benefit-responsive contracts	(57,503)	34,149

Net assets available for benefits per the Form 5500	$9,065,174	$11,033,781

6. Related Party Transactions
The Plan invests in shares of mutual funds and units in a common/collective trust managed by an affiliate of its trustee, Vanguard Fiduciary Trust Company, a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Internal Revenue Code of 1986 (the Code), as amended. The Plan also invests in Peabody and Patriot stocks, through the Peabody Energy Stock Fund and the Patriot Coal Stock Fund, respectively, which are permitted parties-in-interest transactions. Effective December 31, 2008, the Plan no longer invests in Patriot Stock through the Patriot Coal Stock Fund.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
7. Income Tax Status
Effective July 1, 2007, the Plan was amended and restated subsequent to the IRS opinion letter dated August 22, 2001 and the non-standardized prototype plan was replaced with an individually-designed plan. The Plan’s administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.
8. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule
Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Employer ID #37-1126950
Plan #001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

				(e) Current
(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost (1)	Value
*	Vanguard Total Bond Market Index Fund	74,320 shares of mutual fund		$756,579
*	Vanguard 500 Index Fund	6,880 shares of mutual fund		571,688
*	T. Rowe Price Mid-Cap Growth Fund	17,063 shares of mutual fund		557,433
*	Vanguard International Growth Fund	40,253 shares of mutual fund		491,085
*	Harbor Capital Appreciation Fund	18,645 shares of mutual fund		434,421
*	Vanguard Windsor II Fund	9,020 shares of mutual fund		172,366
*	T. Rowe Price Small-Cap Stock Fund	5,669 shares of mutual fund		110,665
*	Vanguard Explorer Fund	1,906 shares of mutual fund		80,300
*	Vanguard REIT Index Fund	5,440 shares of mutual fund		65,982
*	Vanguard Small-Cap Index Fund	3,080 shares of mutual fund		62,842
*	Vanguard PRIMECAP Fund	1,210 shares of mutual fund		53,901
*	Vanguard Long-Term Treasury Fund	3,132 shares of mutual fund		41,908
*	Vanguard High-Yield Corporate Fund	7,430 shares of mutual fund		31,726
*	Vanguard Developed Markets Index Fund	1,986 shares of mutual fund		14,932
*	Vanguard GNMA Fund	1,224 shares of mutual fund		12,949
*	Lazard U.S. Small Cap Equity Value Portfolio	1,545 shares of mutual fund		11,724
*	Vanguard Extended Market Index Fund	485 shares of mutual fund		11,652
*	Vanguard Total Stock Market Index Fund	494 shares of mutual fund		10,766
*	Vanguard International Value Fund	422 shares of mutual fund		9,885
*	MSIFT U.S. Small Cap Value Portfolio	410 shares of mutual fund		6,516
*	Vanguard Long-Term Bond Index Fund	393 shares of mutual fund		4,715
*	Sound Shore Fund	205 shares of mutual fund		4,676
*	Baron Asset Fund	127 shares of mutual fund		4,521
*	Vanguard Emerging Markets Stock Index	140 shares of mutual fund		2,084
*	Vanguard Target Retirement 2010 Fund	3,340 shares of mutual fund		58,812
*	Vanguard Target Retirement 2015 Fund	17,563 shares of mutual fund		167,725
*	Vanguard Target Retirement 2020 Fund	17,745 shares of mutual fund		294,032
*	Vanguard Target Retirement 2025 Fund	6,218 shares of mutual fund		57,644

Supplemental Schedule
Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Employer ID #37-1126950
Plan #001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)
December 31, 2008

				(e) Current
(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost (1)	Value
*	Vanguard Target Retirement 2030 Fund	1,152 shares of mutual fund		17,904
*	Vanguard Target Retirement 2035 Fund	9,258 shares of mutual fund		85,634
*	Vanguard Target Retirement 2040 Fund	3,496 shares of mutual fund		52,902
*	Vanguard Target Retirement 2045 Fund	3,724 shares of mutual fund		35,638
*	Vanguard Target Retirement 2050 Fund	1,730 shares of mutual fund		26,258
*	Vanguard Retirement Savings Trust	4,456,040 units of common/collective trust		4,398,537
*	Peabody Energy Stock Fund	7,468 units of stock fund		284,822

				$9,005,224

*	Denotes party-in-interest

(1)	Cost is not presented as all investments are participant directed investments

SIGNATURE
Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Date: June 26, 2009	By:	/s/ SHARON D. FIEHLER
Sharon D. Fiehler
Peabody Energy Corporation Executive Vice President and Chief Administrative Officer

EXHIBIT INDEX
The exhibit below is numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
No.	Description of Exhibit

23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.